BioDrain Medical, Inc.

2060 Centre Pointe Boulevard, Suite 7

Mendota Heights, Minnesota 55120

August 20, 2009

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Geoffrey Kruczek, Attorney

Re:	BioDrain Medical, Inc. Amendment No. 7 to Registration Statement on Form S-1 Filed August 12, 2009 File No. 333-155299

Dear Mr. Kruczek:

On behalf of BioDrain Medical, Inc., (the “Company” or “BioDrain”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated August 18, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Risk Factors

Our limited operating history, .., page 3

1.
It appears from your disclosures on pages 18 and 32 that you have recently begun generating revenues.  However, your disclosures here and on page 4 state that you have not generated any revenues to date.  Please reconcile.  Also ensure that the remainder of your document accurately reflects the status of your revenue-producing activities.

Response: We have updated this section to indicate that we realized our first revenue in June 2009.

Summary Compensation Table, page 62

2.
We note your response to prior comment 7.  Refer to the penultimate column of Exhibit 10.50, which is captioned "Future Cash."  Please reconcile the number in that column for Mr. Rice with your disclosure here and page 69, which disclosures indicate that Mr. Rice will receive a one-time cash payment of $46,000.

The compensation table on page 62 and the disclosure regarding Mr. Rice on page 69 is correct in that Mr. Rice will be paid a one-time cash payment of $46,000 upon the company raising an additional $3 million in new funding.  Exhibit 10.50 properly captures our agreement with Mr. Morawetz.  Exhibit 10.50 does not reflect the future obligations for Messrs. Gadbaw, Davidson and Rice but rather management’s May 2009 “draft” evaluation of past compensation.  This information is inaccurate for such purpose.  Under the May 15, 2009 agreement with Mr. Morawetz we have agreed to pay him $30,000 and will issue a stock option to purchase 75,000 shares of common stock at $.35 per upon the company raising an additional $3 million in new funding.

Employment Statements, page 64

3.
Refer to the penultimate paragraph on page 66, where you discuss the vesting of options granted to Mr. Ruwe. Please reconcile your disclosure there and on page 32 regarding the number of options that have vested to date.

Response:   Page 66 has been updated to indicate that Mr. Ruwe earned an additional 50,000 shares in June 2009 as result of achieving our first sale of our FMS unit and his total vested shares are now 200,000.

Financial Statements

4.	Please update your financial statements as required by Rule 8-08 of Regulation S-X.

Response: The financial statements for the period ended June 30, 2009 and June 30, 2008 are included in amendment 8 to the S-1.

Note 3. Stockholders' Deficit, Stock Options and Warrants, page F-7

Other Securities For Issuance Upon Certain Contingencies, page F-11

5.
Previously you disclosed that $346,700 of accrued salaries was forgiven by certain officers and directors in December 2007.  Please tell us why the disclosure now indicates that the salaries were forgiven in June 2008.

Response: The agreement to waive salaries was reached in June 2008 with $346,700 applying to 2007 and prior years and $129,685 applying to 2008.  Since the 2007 financials were not released until August 2008 the original application of the waived salaries in the amount of $346,700 was reflected in 2007 and $129,685 was reflected in 2008.

Note 11. Restatement of 2007 and 2008. page F-14

6.
We note the revisions made in response to prior comment 6.  However, it appears that at least one of the cross references between the itemized tables is not correct.  For example, for 2008, it appears that the adjustment to accrued expenses should only be attributed to footnote (14) and that footnote (9) is not applicable to this adjustment.  Please proof to ensure that all footnotes are appropriately cross referenced.

We believe that the cross references are correct in the table as disclosed.  Specifically, footnote (9) applies to the adjustment to accrued expenses because the $115,000 in expense for payments to Messrs. Gadbaw, Rice and Davidson had not been expensed in 2007 until the restatement of 2007 financials.  Consequently, the entry originally made to expense this amount in 2008 was reversed, to avoid the duplication of expense and the additional $25,000 expense, footnote (14) was made to accrue the additional amount to be paid Mr. Gadbaw, as specified in his separation of employment agreement, upon the Company raising an additional $3 million.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (651) 389-4802 or by facsimile at (651) 389-4803.  You may also reach our outside counsel, Ryan Hong, Esq. of Richardson & Patel LLP at (310) 208-1182 extension 723, or by facsimile at (310) 208-1154.

Very truly yours,

/s/ Kevin Davidson
Kevin Davidson Chief Executive Officer